BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 06/30/2011

	1 Year	3 Year	5 Year	Annualized Since Inception (1/1/02)
Blue Chip Investor Fund	17.04%	2.73%	1.00%	2.34%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Holdings (As of June 30, 2011)

Quantity	Description	Ticker	Cusip	Current	Percent
40.000	BERKSHIRE HATHAWAY, INC.	BRKA	084670108	$4,644,200.00	30.46%
25,000.000	AFLAC, INC.	AFL	001055102	1,167,000.00	7.65%
16,000.000	ABBOTT LABORATORIES	ABT	002824100	841,920.00	5.52%
30,000.000	WELLS FARGO & CO.	WFC	949746101	841,800.00	5.52%
12,000.000	JOHNSON & JOHNSON	JNJ	478160104	798,240.00	5.24%
14,800.000	WAL MART STORES, INC.	WMT	931142103	786,472.00	5.16%
15,000.000	UNITEDHEALTH GROUP, INC.	UNH	91324P102	773,700.00	5.07%
17,500.000	WALGREEN CO.	WAG	931422109	743,050.00	4.87%
7,500.000	BECTON DICKINSON & CO.	BDX	075887109	646,275.00	4.24%
10,000.000	FISERV, INC.	FISV	337738108	626,300.00	4.11%
13,000.000	OMNICOM GROUP, INC.	OMC	681919106	626,080.00	4.11%
23,000.000	MICROSOFT CORP.	MSFT	594918104	598,000.00	3.92%
15,000.000	MEDTRONIC INC.	MDT	585055106	577,950.00	3.79%
8,000.000	PEPSICO, INC.	PEP	713448108	563,440.00	3.70%
15,000.000	HEWLETT PACKARD CO.	HPQ	428236103	546,000.00	3.58%
10,000.000	TJX COMPANIES INC.	TJX	872540109	525,300.00	3.44%
6,000.000	MCDONALDS CORP	MCD	580135101	505,920.00	3.31%
6,000.000	COCA COLA CO.	KO	191216100	403,740.00	2.65%
8,000.000	MCCORMICK & CO., INC.	MKC	579780206	396,560.00	2.60%
6,000.000	ACCENTURE LTD.	ACN	G1151C101	362,520.00	2.38%
6,000.000	STRYKER CORP	SYK	863667101	352,140.00	2.31%
5,000.000	PROCTER & GAMBLE CO.	PG	742718109	317,850.00	2.08%
19,000.000	CISCO SYSTEMS, INC.	CSCO	17275R102	296,590.00	1.95%
				$17,941,047.00	117.66%
	Cash & Miscellaneous			-2,692,989.59	-17.66%
	Net Assets			$15,248,057.41	100.00%